AINOS, INC.

8880 Rio San Diego Drive, Ste. 800

San Diego, CA 92108

December 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Ainos, Inc.
Registration Statement on Form S-3, File No. 333-284003

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: December 31, 2024

Requested Time: 4:30 pm, Eastern Time

Ladies and Gentlemen:

Ainos, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3, as amended (File No. 333-284003), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 p.m. Eastern Time on December 31, 2024, or as soon thereafter as possible.

Please contact our counsel, Steven Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Sincerely yours,

AINOS, INC.

/s/ Chun-Hsien Tsai
Chun-Hsien Tsai
Chairman of the Board, President, and Chief Executive Officer